Exhibit 99.4

UNITED UTILITIES PLC
APPOINTMENT OF NEW EXECUTIVE DIRECTOR
19 NOVEMBER 2003

United Utilities PLC today announces the appointment, with effect from 12 January 2004, of Charlie Cornish as Managing Director of United Utilities Service Delivery, the regulated asset management arm of the group, and as a Director of United Utilities PLC.

Mr Cornish, 43, is currently Chief Operating Officer for RWE-owned Thames Water UK, responsible for service delivery, including operations and capital programmes. Prior to working for Thames he was Chief Executive of West of Scotland Water Authority, and before that held senior management roles within both the public and private sectors.

United Utilities’ Chief Executive John Roberts said:

“Charlie Cornish is an accomplished general manager with extensive industrial and asset management experience and I believe that he has the right skills to lead our water, wastewater and electricity distribution business.
“We are delighted to welcome him to the board of United Utilities PLC.”

Charlie Cornish, who will take up his appointment on 12 January 2004, said:

“I am looking forward very much to the challenge of working for United Utilities as it embarks on the challenge of delivering another multi-billion pound investment programme within the North West in 2005 – 2010.”

United Utilities’ contacts

John Roberts, Chief Executive	01925 237000
Simon Bielecki, Investor Relations Manager	01925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	020 7307 0309

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.